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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-28231
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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: March 31, 2001
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify The Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                                 NeXstage Corp.
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                             Full Name of Registrant

                         Baja International Foods, Inc.
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                            Former Name if Applicable

                        3550 N. Central Avenue, Suite 120
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            Address of Principal Executive Office (Street and Number)

                             Phoenix, Arizona 85012
                           ---------------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

      Effective June 6, 2001, NeXstage engaged Pannell Kerr Forster of Texas, P.C. ("PKF") as its new auditors. In the course of conducting the audit for the fiscal year ended March 31, 2001, it was discovered that certain information, or confirmations from independent sources, required to reconcile certain accounts could not be obtained in a timely manner. Additionally, it is customary for successor auditors to request the review of the predecessor auditor's files which have not been made available to assist in completing the account reconciliation.

Accordingly the audit process is not complete and could not have been completed prior to June 29, 2001, the date in which the Form 10-KSB was due to be filed, without unreasonable effort and expense. The Registrant believes that the audit process for fiscal year 2001 can be completed in early July and that the Form 10-KSB report can be filed not later than 15 days after the original due date. PKF has submitted the attached statement in compliance with Rule 12b-25(c).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David S. Smith                (602)             235-9555
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 NeXstage Corp.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2001                      By: /s/ David S. Smith
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